EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.09 for the three months ended September 30, 2004 were calculated by dividing net income of $257,000 for the period July 1, 2004 to September 30, 2004 by the weighted-average number of common shares outstanding of 2,976,520.

Basic earnings per common share of $0.22 for the nine months ended September 30, 2004 were calculated by dividing net income of $641,000 for the period January 1, 2004 to September 30, 2004 by the weighted-average number of common shares outstanding of 2,966,044.